UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

Other Information:

Graphex Group Limited (NYSE American: GRFX | HKSE: 6128).

Graphex Group Limited (the “Company” or “we”) is a foreign private issuer with its ordinary shares listed on The Stock Exchange of Hong Kong Limited (“HKSE”) and has its American Depositary Shares (“ADSs”) listed on the NYSE American LLC stock exchange market.

The Company held an extraordinary general meeting on February 6, 2023(“EGM”). The EGM was previously reported in a Report on Form 6-K filed on January 11, 2023 and was held to consider the resolutions described in such Report (the “Resolutions”):

An announcement dated February 6, 2023 by the Company of the results of the votes by the stockholders of the Company has been made in accordance with the rules of the HKSE. The English version of this announcement is attached to this Report as Exhibit 99.1, which is hereby incorporated herein. Each of the Resolutions was approved by the votes of the holders of the Company’s ordinary shares as described in such announcement.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: February 6, 2023

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Hong Kong Stock Exchange Announcement dated February 6, 2023 Regarding the Poll Results of the Extraordinary General Meeting

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